PW



10032332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section

SEP 29 2010

Washington, DC 110

SEC FILE NUMBER
8- 34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Firstrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133-25 37th Avenue
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Liu 718-961-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O' Connor Davies Munns & Dobbins, llp
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	New York	New York	10165-3698
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities, Inc., as of June 30th, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER GSCHWENG
Notary Public, State of New York
No. 01GS6022253
Qualified in Nassau County
Commission Expires March 29, 2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Firstrade Securities, Inc.

Financial Statements

June 30, 2010

Firstrade Securities, Inc

Financial Statements

June 30, 2010

TABLE OF CONTENTS **Page**

Independent Auditors' Report

FINANCIAL STATEMENTS

Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-14

APPENDICES

Computation of Net Capital Under Rule 15c3-1	15
Computation for Determination of Reserve Requirements under Rule 15-c3-3	16
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	17-18



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To The Board of Directors
Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. (the "Company") as of June 30, 2010, and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedules on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
August 27, 2010

60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax
www.odmd.com

Firstrade Securities, Inc

Statement of Financial Condition

June 30, 2010

ASSETS	
Cash and cash equivalents	$ 2,504,991
Due from clearing broker	622,942
Accounts receivable	95,897
Accrued interest receivable	7,651
Investments	2,317,840
Loan receivable	160,000
Deposits with clearing broker	100,005
Other assets	100,050
Property, plant and equipment, net	304,533
Intangible assets, net	1,779,858
	$ 7,993,767

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses	$ 315,089
Accrued payroll	626,495
Income taxes payable	8,725
Accrued compensation payable	1,014,750
Obligation under capital lease	171,985
Deferred income taxes	500,641
Total Liabilities	2,637,685
Stockholders' equity	
Common stock - $.01 par value, 32,000,000 shares authorized , 18,450,000 shares issued and outstanding	184,500
Additional paid-in-capital	695,500
Retained earnings	4,613,582
Less: Treasury stock at cost, 50,000 shares	(137,500)
Total Stockholders' Equity	5,356,082
	$ 7,993,767

See notes to financial statements

Firstrade Securities, Inc

Statement of Operations

Year Ended June 30, 2010

REVENUES	
Commission income	$ 8,195,450
Rental income	129,996
Interest rebate income	5,058,878
Unrealized loss on investments	(18,026)
Other income	329,925
Total Revenue	13,696,223
EXPENSES	
Salaries and payroll related expenses	2,298,779
Execution costs	3,648,203
Margin interest rebates	2,887,629
Interest expense-customers	286,925
Research and statistical costs	1,046,691
Regulatory fees and expenses	50,080
Occupancy and equipment costs	566,595
Communications costs	186,794
Stationery, printing, postage and shipping	50,895
Promotional costs	861,490
Insurance expense	207,467
Professional fees	172,123
Depreciation and amortization	846,557
Other operating costs	318,186
Total Expenses	13,428,414
Income before Income Tax Expense	267,809
Provision for income taxes	143,974
Net Income	$ 123,835

Firstrade Securities, Inc

Statement of Stockholders' Equity

Year Ended June 30, 2010

	Common Stock		Additional Paid-in	Treasury	Retained	
	Shares	Amount	Capital	Stock	Earnings	Total
Balance, beginning of year	18,450,000	$ 184,500	$ 695,500	$ (137,500)	$ 4,489,747	$ 5,232,247
Net income	-	-	-	-	123,835	123,835
Balance, end of year	18,450,000	$ 184,500	$ 695,500	$ (137,500)	$ 4,613,582	$ 5,356,082

See notes to financial statements

Firstrade Securities, Inc

Statement of Cash Flows

Year Ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 123,835
Adjustments to reconcile change in net income to net cash from operating activities	
Depreciation and amortization	846,557
Net realized and unrealized gain on investments	(69,163)
Deferred income taxes	84,545
Change in operating assets and liabilities	
Due from clearing broker	99,560
Accounts receivable	(76,495)
Accrued interest receivable	613
Other assets	(17,136)
Accrued expenses	46,246
Accrued taxes	(145,440)
Accrued compensation payable	507,375
Accrued payroll	90,857
Net Cash from Operating Activities	1,491,354
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property, plant and equipment	(1,427,236)
Purchases of leased property	(218,166)
Purchases of certificates of deposit	(363,164)
Proceeds from sale of certificate of deposits	315,000
Proceeds from sale of securities	200,953
Purchase of securities	(240,794)
Net Cash from Investing Activities	(1,733,407)
CASH FLOWS FROM FINANCING ACTIVITIES	
Borrowings from capital lease	218,166
Payments of capital lease obligation	(46,181)
Net Cash from Investing Activities	171,985
Net Change in Cash and Cash Equivalents	(70,068)
CASH AND CASH EQUIVALENTS	
Beginning of year	2,575,059
End of year	$ 2,504,991
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 275,468

Firstrade Securities, Inc

Notes to Financial Statements

1. Organization

Firstrade Securities, Inc. (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

2. Summary of Significant Accounting Policies

In July 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (the ASC) became the single source of generally accepted accounting principles (GAAP) in the United Sates of America. The ASC did not change GAAP, however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

2. Summary of Significant Accounting Policies *(continued)*

Investments Valuation

Investments are carried at value shown in note 4 to the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investment fund. FASB guidance provides for the use of NAV as a "Practical Expedient" for estimating fair value of alternative investments. NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Organization's interest therein and their classification within Level 2 or 3 is based on the Organization's ability to redeem its interest in the near term.

Investment Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the determination of income.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. An accelerated depreciation method is used for furniture and equipment with useful lives of five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the economic useful life of the improvement or the term of the lease.

Intangibles

Intangible assets consist of trademarks, software and lease assignment costs and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects. As of June 30, 2010 costs totaling $877,042 relating to several of these projects were at the application development stage and consequently capitalized.

2. Summary of Significant Accounting Policies *(continued)*

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended June 30, 2010, advertising expense was $754,026.

Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees. The company made no contributions for the year ended June 30, 2010.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The components of temporary differences are amortization of software development costs, depreciation and unrealized gains/losses on investments.

Accounting for Uncertainty in Income Taxes

In July 2006 the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," which sets out a framework for companies to use to determine the appropriate level of tax reserves required in order to maintain uncertain tax positions. FASB Staff Position No. FIN 48-3, has deferred adoption of FIN 48 until fiscal years beginning after December 15, 2008. The Company has not yet completed a study of the potential affect of adoption of FIN 48. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable. The Company is no longer subject U.S. federal, state or local income tax audits for periods prior to 2006.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is August 27, 2010.

Firstrade Securities, Inc

Notes to Financial Statements

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $2,241,723 which was $1,991,723 in excess of its required net capital of $250,000. The Company's net capital ratio was .95 to 1.

4. Investments

The following are major categories of investments measured at fair value on a recurring basis at June 30, 2010, grouped by fair value hierarchy:

Description	Quoted Prices in Active Markets for Indentical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 101,439	$ -	$ -	$ 101,439
Mutual funds	17,987	-	-	17,987
Limited partnership	-	-	628,557	628,557
Total Investments at fair value	$ 119,426	$ -	$ 628,557	747,983
Certificates of deposit				1,569,857
Total Investments				$ 2,317,840

Certificate of deposits are carried at cost plus accrued interest.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) during the year ended June 30, 2010:

	Level 3
Beginning balance	$ 646,910
Purchases, issuances and settlements	-
Total realized and unrealized gain (loss) included in change in net assets	(18,353)
Ending balance	$ 628,557

The amount of total gain for the year included in changes in net assets attributed to the change in unrealized gains/loss relating to assets still held at June 30, 2010 were $81,628.

Firstrade Securities, Inc

Notes to Financial Statements

4. Investments (continued)

At June 30, 2010 the Company had no open capital commitments with limited partnerships.

Information regarding the Level 3 investments at June 30, 2010 is as follows:

Investment Category	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Limited partnership(a)	$ 628,557	$ -	Quarterly	90 days

(a) This category includes investments in "limited partnership" that invest predominantly in other limited partnerships and similar pooled investment vehicles. These funds were primarily formed to seek positive absolute returns while also attempting to mitigate risk and preserve capital through a diversified portfolio of long and short investments and the periodic application of hedging techniques.

5. Loan Receivable

As of June 30, 2010 this consisted of two loans. The first loan is an interest free loan to a third party, due by January 21, 2011. The second loan is a $60,000 loan to an employee at an agreed upon interest rate that will be deducted from the employee's salary starting from September 1, 2012 until the amount is paid in full.

6. Property, Plant and Equipment

Property, plant and equipment and their depreciable lives as of June 30, 2010, consist of the following:

	Useful Life In Years	
Leasehold improvements	7	$ 383,568
Equipment	5-7	761,133
Furniture and fixtures	5-7	139,756
Automobile	5	26,946
		1,311,403
Accumulated depreciation		(1,006,870)
Property, plant and equipment, net		$ 304,533

Depreciation expense for the year ended June 30, 2010 was $229,219.

Firstrade Securities, Inc

Notes to Financial Statements

6. Property, Plant and Equipment (continued)

Included in equipment is approximately $220,000 of computer equipment under separate capital lease agreements. Depreciation of the equipment under capital leases for the year ended June 30, 2010 was $43,631.

7. Intangible Assets

Intangible assets consist of the following as of June 30, 2010:

	Useful Life In Years	
Trademark	15	$ 7,823
Software development costs	3	3,132,499
		3,140,322
Accumulated amortization		(1,360,464)
Intangible assets, net		$ 1,779,858

Amortization expense for year ended June 30, 2010 was $617,338. Future estimated amortization expense is as follows:

Year Ended June 30,	
2011	$ 891,902
2012	655,660
2013	231,310
2014	467
2015	349
Thereafter	170
	$ 1,779,858

8. Stock Option Plan

The Company established the Firstrade Securities Stock Option Plan (the "Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. Under the Plan, the Board of Directors of the Company has authorized the issuance of up to 1,000,000 shares of the Company's common stock at $.001 par value per share. Options granted under the plan may be incentive stock options or non-statutory stock options. As of June 30, 2010, there were 1,000,000 shares available for issuance under the plan and no shares were granted.

9. Preferred Stock

The Company is authorized to issue 4,000,000 shares of $.10 per share preferred stock. No preferred shares have been issued as of June 30, 2010.

10. Treasury Stock

The Company bought back 50,000 shares of stock from a shareholder at $2.75 per share for $137,500 during the year ended June 30, 2009.

11. Income Taxes

The provision for income taxes for the year ended June 30, 2010, consisted of the following components:

Current		
Federal	$	30,989
State and local		28,440
Deferred		
Federal		77,591
State and Local		6,954
	$	143,974

Deferred tax liabilities at June 30, 2010, relate to the following items:

Deferred tax asset		
Depreciation	$	122,968
Unrealized loss on investments		7,210
		130,178
Deferred tax liabilities		
Software development costs		630,819
Net deferred tax liability	$	500,641

Firstrade Securities, Inc

Notes to Financial Statements

12. Commitments

Operating Leases

The Company has leases for office space which expire on June 30, 2015. Future minimum rental payments at June 30, 2010 are as follows:

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Office rent expense for the year ended June 30, 2010 was $366,247.

Capital Leases

The Company utilizes computer equipment under separate capital lease agreements with varying expiration dates through 2012. The equipment had been initially recorded at its present value of approximately $220,000 utilizing various incremental borrowing rates for each lease respectively. The balance of the obligation under the capital lease amounted to $171,985 at June 30, 2010. Future minimum payments under the leases are payable as follows:

2011	$ 117,855
2012	81,430
	199,285
Amount representing interest and sales tax	(27,300)
	$ 171,985

13. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and amounts due from clearing broker. The Company places its cash and cash equivalents in highly regarded financial institutions and clears its transactions with a highly regarded clearing broker. The Company also has a concentration risk to their clearing broker in the event that certain customers are unable to make their margin calls.

14. Software Development

Effective November 19, 2008, the Company entered into a Joint Venture Agreement (the "Agreement) with Matrix Trading Technologies, LLC ("Matrix") and Louis Liu, to develop, design, manufacture and implement an online trading system (the "System"). The term of the Agreement began on the effective date and ends on March 31, 2012 or two years from the completion of the System, whichever occurs earlier.

As stipulated in the Agreement the Company agreed that it will provide Matrix with the following:

i. $400,000 as follows: $50,000 on the first of each month after execution of the Agreement;
ii. $300,000, paid in equal installments of $25,000 on the first of each month after Phase I is implemented or at the one-year anniversary of the execution of the Agreement, whichever occurs earlier;
iii. $300,000 paid in equal installments of $25,000 on the first of each month after the end of the second year of the Agreement.

Additionally, as compensation to Louis Liu for his work, the Company agreed to grant a 3% ownership in the Company at the completion of the contract.

As of June 30, 2010, the Company had made monthly payments totaling $300,000 to Matrix. These payments have been capitalized as software development costs.

The Company also accrued $507,375 for work completed through June 30, 2010 as compensation payable for the ownership interest to be paid at completion. This amount was also capitalized as software development costs.

15. Subsequent Event

In the course of doing business, the Company offers certain customers promotional rebates. As the result of a recent Financial Industry Regulatory Agency ("FINRA") examination, it was determined that the Company should have established a segregated reserve account for the exclusive benefit of its clients in accordance with SEC Rule 15c3-3. At June 30, 2010, these customer credits totaled $5,435. In August 2010, the Company established this reserve bank account and deposited $25,000 to comply with this requirement.

Firstrade Securities, Inc

Computation of Net Capital Under Rule 15c3-1

June 30, 2010

Stockholders' Equity		$ 5,356,082
Deductions:		
Non-allowable assets		
Securities owned, not readily marketable at estimated fair value	$ 628,557	
Accounts receivable	95,897	
Accrued interest receivable	7,651	
Loan receivable	160,000	
Other assets	100,050	
Property, plant and equipment	304,533	
Intangible assets	1,779,858	3,076,546
Net Capital before Haircuts on Security Positions		2,279,536
Less:		
Haircuts on certificates of deposit and security positions		37,813
Net Capital		2,241,723
Minimum net capital requirement of 6-2/3 % of aggregate indebtedness, or $250,000 whichever is greater		250,000
Excess of Net Capital Over Minimum Requirement		$ 1,991,723
Aggregate indebtedness		
Liabilities (excluding deferred income taxes)		$ 2,137,044
Percentage of Aggregate Indebtedness to Net Capital		95%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Reconciliation with Companies computation (included in Part II of Form X-17a-5 as of June 30, 2010)

Net Capital, as reported in Companies Part II (unaudited) FOCUS Report	$ 2,850,977
Record additional income/expense	(9,358)
Capitalization of additional software development costs	(507,375)
Record additional amortization/depreciation expense	(84,563)
Other	(7,958)
Net Capital per above	$ 2,241,723

See notes to financial statements

Firstrade Securities, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2010

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 5,434
Total credit items	5,434
Debit balances	-
Total debit items	-
Reserve computations	
Excess of total credits over total debits	5,434
Required deposit	$ 5,434

See independent auditors' report.



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To The Board of Directors
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements of Firstrade Securities, Inc. as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
August 27, 2010

Firstrade Securities, Inc
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation
June 30, 2010


O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To The Board of Directors
Firstrade Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Firstrade Securities, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Firstrade Securities, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Firstrade Securities, Inc's management is responsible for Firstrade Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journals, noting no differences;

2. Compared the applicable amounts included in its audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax
www.odmd.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
August 27, 2010

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended JUNE 30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034642 FINRA JUN
FIRSTRADE SECURITIES INC
13325 37TH AVE
FLUSHING NY 11354-4421

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PETER GSCHWENG (718) 269-1503

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 24,859

B. Less payment made with SIPC-6 filed (exclude interest) (17,660)

2/24/10
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 7,199

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,199

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,199

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRSTRADE SECURITIES INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF COMPLIANCE OFFICER
(Title)

Dated the 24 day of AUGUST, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JULY 1, 2009 and ending JUNE 30, 2010
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 13,795,191
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		1,988
Total additions		1,988
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		3,429,095
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		129,996
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 294,618	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		294,618
Total deductions		3,853,709
2d. SIPC Net Operating Revenues		$ 9,943,470
2e. General Assessment @ .0025		$ 24,859

(to page 1 but not less than $150 minimum)